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FEB 29 2008

Washington, DC
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08027823

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67009

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scott T. Taylor, Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14482 Hillshire Dr. ~~Willis~~
(No. and Street)

Willis (City) Texas (State) 77318 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott T. Taylor 713 688-1849
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adamson, Hood & Company, P.C.
(Name – *if individual, state last, first, middle name*)

10500 Northwest Freeway Suite 224 (Address) Houston (City) Texas (State) 77092 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott T. Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott T. Taylor, Ltd, as of Feb, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER MARTIN
NOTARY PUBLIC
STATE OF TEXAS
COMM. EXPIRES 03-17-2010

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition. (balance sheet)
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition. (None)
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (None)
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (exempt)
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (exempt)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Not a Member)
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCOTT T TAYLOR, LTD

(A Texas Limited Partnership)

Financial Statements

For the year ended December 31, 2007 and the
period from inception (November 3, 2005)
through December 31, 2006
and
Independent Auditor's Report

CONTENTS

Adamson, Hood & Company, PC

Certified Public Accountants
10500 Northwest Frwy., Suite 224
Houston, Texas 77092
Tel. (713) 956-6266
Email: adamsonhood.com

Scott T Taylor
President
Scott T Taylor, Ltd
Willis, Texas

We have audited the accompanying balance sheets of Scott T Taylor, Ltd (a Texas limited partnership) as of December 31, 2007 and 2006 and the related statements of income, changes in partners' equity and cash flow for the year ended December 31, 2007 and for the period from inception (November 3, 2005) through December 31, 2006. These financial statements and the supplemental schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scott T Taylor, Ltd as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the year ended December 31, 2007 and initial period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

Houston, Texas
February , 2008

SCOTT T TAYLOR, LTD
BALANCE SHEET
December 31, 2007 and 2006

	2007	2006
ASSETS		
Cash and cash equivalents (Note 1)	$ 12,722	$ 8,368
Total Current Assets and Total Assets	$ 12,722	$ 8,368
OWNERS' EQUITY (Note 2)		
Scott T Taylor	6,043	3,975
Ellen M Taylor	6,043	3,975
Wealth Recovery, Inc.	636	418
Total Owners' Equity	$ 12,722	$ 8,368

The accompaning notes are an integral part of these financial statements

SCOTT T TAYLOR, LTD
STATEMENT OF INCOME
For the year ended December 31, 2007 and
From Inception (November 3, 2005) through December 31,2006

	2007	2006
Revenue (Note 1)		
Commissions	$ 119,151	$ 108,979
Interest	431	85
NASD	35,000	0
Total Revenue	154,582	109,064
Operating Expenses	56,428	50,629
Net Income	$ 98,154	$ 58,435

The accompanying notes are an integral part of these financial statements

SCOTT T TAYLOR, LTD
STATEMENT OF CHANGES IN PARTNERS' EQUITY
For the Year ended December 31, 2007 and
From Inception (November 3, 2005) through December 31,2006

	Ellen M Taylor	Scott T Taylor	Wealth Recovery, Inc.	Total
Balance - November 2, 2005	$ 7,806	$ 7,806	$ 821	$ 16,433
November 3, 2005 through December 31, 2006				
Earnings (Loss)	27,757	27,757	2,921	58,435
Draws	(31,588)	(31,588)	(3,324)	(66,500)
Balance - December 31, 2006	3,975	3,975	418	8,368
Year ended December 31, 2007				
Earnings (Loss)	46,623	46,623	4,908	98,154
Draws	(44,555)	(44,555)	(4,690)	(93,800)
Balance - December 31, 2007	$ 6,043	$ 6,043	$ 636	$ 12,722

The accompanying notes are an integral part of these financial statements.

SCOTT T TAYLOR, LTD
STATEMENT OF CASH FLOW
For the year ended December 31, 2007 and
From inception (November 3, 2005 through December 31, 2006

	2007	2006
Net Income	$ 98,154	$ 58,434
Partners' draws	(93,799)	(66,500)
Net increase (decrease) in cash	4,355	(8,066)
Cash balance at December 31, 2006	8,367	16,433
Cash balance at December 31, 2007	$ 12,722	$ 8,367

The accompanying notes are an integral part of these financial statements.

SCOTT T TAYLOR, LTD

NOTES TO FINANCIAL STATEMENTS

(See Independent Auditor's Report)

1. Summary of Significant Accounting Policies and Business Activity

Nature of Business

Scott T Taylor, Ltd is a Texas limited partnership registered as a broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. The Company's revenues are primarily from commissions earned from various mutual funds.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand; cash in banks, and highly liquid debt instruments purchased with a maturity date of three months or less.

Revenue Recognition

Revenue is recognized at the time payment is received from the mutual fund.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. It is at least reasonably possible that the significant estimates used will change within the year.

Federal Income Tax

The Company is a limited partnership for federal income tax reporting. Consequently, the taxes are the responsibility of the individual partners of the company. Therefore, no provision for federal income taxes has been included in the financial statements as of and for the years ended December 31, 2006 and 2007.

2. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2007 and 2006 the Company had net capital of $ and $8,368, respectively which exceeded its required net capital of $5,000 by and $ $3,368, respectively. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $6,000. There were no material differences between net capital as reflected in the Company's FOCUS Report for the quarter ended December 31, 2006 and the net capital computation as shown in supplemntary Schedule I – Computation of Net Capital. The Company had no indebtedness at December 31, 2007 or December 31, 2006. Additionally, there were no liabilities subordinated to the claims of general creditors during 2007 or 2006.

SUPPLEMENTAL SCHEDULES

SCOTT T TAYLOR, LTD
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

	2007	2006
Assets	$ 12,722	$ 8,368
Liabilities	-0-	-0-
Net worth	12,722	8,368
Additions	-0-	-0-
Deductions (Non-allowable assets)	-0-	-0-
Tentative net capital (TNC)	12,722	8,368
Less haircuts	-0-	-0-
Net capital	12,722	8,368
Minimum net capital requirements - Greater of:		
1/8 of aggregate indebtedness or $5,000	5,000	5,000
120% of net capital or $6,000	6,000	6,000
Excess (deficient net capital)	7,722	3,368

The accompanying notes are an integral part of these financial statements.

Scheduel II

SCOTT T TAYLOR, LTD

Information Relating to the Possession or Control
Requirements under Rule 15c3-3

December 31, 2006

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

As of and for the period from inception (November 3, 2005) through December 31, 2007, the Company has maintained its compliance with the conditions for exemption specified in paragraph (k)(2)(i) or Rule 15c3-3.

END